Exhibit 99.1

NQ Mobile now expects revenues to exceed the top end of its guidance range of $50-$51mm for Q3 2013; appoints KB Teo as Chief Financial Officer

BEIJING and DALLAS, September 20, 2013 /PRNewswire/ — NQ Mobile Inc. (NQ Mobile) (NYSE: NQ), a leading global provider of mobile Internet services, today announced that it now expects third quarter 2013 revenues to exceed its previously issued guidance range of $50-$51 million. The company also has hired KB Teo to the position of CFO. Current CFO, Suhai Ji, will work with Mr. Teo for a period of time to ensure a smooth transition and remain as a senior advisor to the company.

“Today’s announcement is another important step forward for NQ Mobile as we continue to execute on our plan to become a leading global mobile Internet services platform company,” said Dr. Henry Lin, Co-CEO. “Suhai performed remarkably well in getting our company to this point. KB brings experience, knowledge, and the necessary qualities to help our company continue to globalize and expand. Having already earned the respect and trust of our team during the initial public offering process, this is another key executive hire that comes with existing passion and credibility specific to NQ Mobile.”

Prior to joining NQ Mobile as CFO, Mr. Teo was a Managing Director and acted as Co-Head of Asia Investment Banking for Piper Jaffray. He was also a director of TMT Investment Banking for Deutsche Bank AG and executive director for Goldman Sachs. While at Piper Jaffray, he served as the lead banker for the NQ Mobile’s initial public offering on the New York Stock Exchange in 2011. Mr Teo is a CFA® charter holder and received his MBA degree from Kellogg school of management in 2002.

“I am thrilled to be joining the incredible team at NQ Mobile,” said KB Teo. “Having followed the company from before their initial public offering, I have admired the management team and their vision and strategy. I look forward to working with this team and contributing to the continued growth of the company.”

“Our business momentum continues and we are excited by the performance of our businesses up to this point in the quarter leading to a better than expected forecast. We welcome KB to our team as the new CFO,” said Omar Khan, Co-CEO. “We appreciate the great work Suhai performed during his tenure. He helped properly position us for the next phase of our growth and development. KB’s professional knowledge of our company uniquely positions him in the CFO position. We are confident he will continue to help us execute at the high degree that we all demand at NQ Mobile.”

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games as well as advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of June 30, 2013, NQ Mobile maintained a large, global user base of 372 million registered user accounts and 122 million monthly active user accounts through its consumer mobile security business, 87 million registered user accounts and 16 million monthly active user accounts through its mobile games and advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com/.

Forward Looking Statements

This news release contains “forward-looking statements” as defined under applicable U.S. securities regulations. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

NQ Mobile Inc.

investors@nq.com

+852 3975 2853

+1 469 310 5280

CONTACT: Alex Fencl, MWW Group for NQ Mobile, +1-214-414-3330, afencl@mww.com; or Kim Titus, NQ Mobile,

+1-972-841-0506, kim.titus@nq.com